Gritstone bio, Inc.

5959 Horton Street, Suite 300

Emeryville, California 94608

March 21, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re: Gritstone bio, Inc.

Withdrawal of Acceleration Request for

Registration Statement on Form S-3 (Registration No. 333-263455)

To the addressees set forth above:

Reference is made to our letter, filed as correspondence via EDGAR on March 16, 2022, in which we requested the acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-263455) (the “Registration Statement”) of Gritstone bio, Inc. (the “Company”) to 9:00 a.m., Eastern Time, on March 21, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. As communicated telephonically prior to 4:00 p.m. Eastern Time on March 21, 2022, we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please do not hesitate to contact Brian Cuneo at (650) 463-3014 or Julian Brody at (858) 523-3994, of Latham & Watkins LLP.

Sincerely,

GRITSTONE BIO, INC.

By:	/s/ Rahsaan Thompson
	Name:	Rahsaan Thompson
	Title:	Executive Vice President and General Counsel

cc:    Brian Cuneo, Latham & Watkins LLP

Julian Brody, Latham & Watkins LLP